October 12, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention:                                          Mr. Paul Cline

Senior Accountant

RE:                          Response to SEC Staff Comments on

UnionBanCal Corporation Annual Report on

Form 10-K for the fiscal year ended December 31, 2006

File No. 001-15081

Dear Mr. Cline,

We refer to the comments of the SEC staff in your letter dated September 26, 2007 on the UnionBanCal Corporation filing listed above.

Below are the comments of the Staff transmitted in your letter dated September 26, 2007 together with our responses to those comments.

Furnished supplementally under separate cover pursuant to Rule 101(c)(2) of Regulation S-T and Rule 12b-4 under the Securities Exchange Act of 1934 with return requested, is a copy of our SAB 99 Quantitative Analysis in Response to the Staff’s Comment No. 3.

Form 10-K for Fiscal Year Ended December 31, 2006

Selected Financial Data, page F-1

1.              We note your response to prior comment 1. Please confirm that you will disclose the allowance for loan and lease losses to total loans ratio in all disclosures where you present any credit loss ratio and that you will clearly describe what items are included in the numerator and denominator of the respective ratios.

Response to Comment 1. We confirm that we will disclose the allowance for loan and lease losses to total loans ratio in all disclosures where we present any credit loss ratio. We will clearly describe the items that are included in the numerator and denominator of the respective ratios.

Change in the Total Allowances for Credit Losses, page F-26

2.              We note your response to prior comment 3. We believe that the accounting guidance is clear that you should present your allowance for losses on off-balance sheet commitments separately from the allowance for loan losses. We also believe that the allowance for losses on off-balance sheet commitments is material as of December 31, 2003 as compared to the allowance for loan losses. Therefore, we believe you should revise here and elsewhere in your document as necessary to present your allowance for losses on off-balance sheet commitments separately from the allowance for loan losses. Refer to paragraph 8(e) of SOP 01-6.

Response to Comment 2. Beginning with our 2007 Annual Report on Form 10-K, we will revise all of our disclosures to separately present our allowance for losses on off-balance sheet commitments from our allowance for loan losses for periods beginning January 1, 2003.

Loans Held for Investment, Loans Held for Sale and Certain Loans Acquired at a Discount, page F-56

3.              We note your response to prior comment 5. Please provide us your SAB 99 materiality analysis comparing your straight-line amortization method to the interest method. Please include quarterly and annual periods in your analysis.

Response to Comment 3. Our SAB 99 Quantitative Analysis in Response to Staff’s Comment No. 3, furnished supplementally under separate cover, summarizes the quantitative impact of our SAB 99 materiality analysis for the estimated cumulative differences between using the effective yield method and the straight-line amortization method for our net deferred fees (costs) related to our loan portfolio. The analyses, which support the statement in Note 1 of our 2006 Annual Report on Form 10-K that our amortization method generally produces the same result as the effective yield method, were done on a loan-by-loan basis for the years ended December 31, 2004, 2005 and 2006 and include both commercial and residential loans. As the estimated cumulative impact on the income statement for any given year-end has consistently been less than $2.5 million (approximately .1% of interest income on loans), the impact was not calculated for our quarterly financial statements. However, for the purpose of responding to the Commission’s request to provide quarterly information, we have estimated the cumulative impact, on a loan-by-loan basis, for the six months ended June 30, 2007. The results of that analysis support our conclusion that interim periods would not be materially different than the results obtained from the annual calculation. However, in the event that a significant change in our loan portfolio were to occur during a reporting year, we would analyze the impact of that change on our net deferred fees (costs) balance at our interim reporting date.

QUANTITATIVE ANALYSIS

As noted above, our SAB 99 Quantitative Analysis in response to the Staff’s Comment No. 3 is being furnished supplementally under separate cover.

In addition, we considered the following qualitative factors as described in SAB 99.

QUALITATIVE ANALYSIS

In reviewing the qualitative criteria of SAB 99, we have concluded that our accounting for net deferred loan origination fees and costs for the years ended December 31, 2004, 2005 and 2006 did not:

Mask a change in earnings or other trends

Hide a failure to meet analysts’ consensus expectations

Change a loss into income or vice versa

Affect our compliance with regulatory requirements

Affect our compliance with any loan covenants or other contractual requirements

Increase management compensation

Involve the concealment of an unlawful transaction

On a monthly basis, we review the variances in the loan portfolios, including the balances of net deferred fees and costs. Although a formal recalculation of the effective yield is not done on a quarterly basis, we are comfortable that the variance reviews performed monthly are sufficient to ensure that interim reporting is not materially affected by the use of the straight-line method of amortization.

*     *    *

In connection with responding to the comments of the Staff, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 415-765-2595 or Jacqueline Bean at 415-765-2742 if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ David I. Matson
David I. Matson
Vice Chairman and Chief Financial Officer

cc:	Michael Volley, Senior Accountant U.S. Securities and Exchange Commission Masaaki Tanaka President and Chief Executive Officer, UnionBanCal Corporation